

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Wayne Pensky
Chief Financial Officer
Hexcel Corporation
281 Tresser Boulevard
Stamford, Connecticut 06901

      Re: **Hexcel Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 4, 2016
               File No. 1-8472

Dear Mr. Pensky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Terence O'Brien

                           Terence O'Brien
                           Accounting Branch Chief
                           Office of Manufacturing and
                           Construction